EXHIBIT 3.1

AMENDMENT TO BYLAWS

OF

MERCER INTERNATIONAL INC.

(As adopted by the Board of Directors on May 15, 2020)

Section 2.9 of Article 2 of the Bylaws of Mercer International Inc. is deleted in its entirety and replaced with the following:

"2.9 Virtual Meetings.  Shareholders may participate in a meeting by means of a conference telephone or other electronic means or remote communication, including, without limitation, the internet, by which all shareholders or proxy holders participating in the meeting has a reasonable opportunity to vote on matters submitted to the shareholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with those proceedings, and participation by such means shall constitute presence in person at a meeting."